DENTSPLY SIRONA Inc.
Computation of Ratios of Earnings to Fixed Charges
Exhibit 12.1

(in millions except ratios)	Year Ended December 31,
	2017	2016	2015	2014	2013
Consolidated Earnings:
Pre-tax (loss) income from continuing operations	$(1,603.5)	$440.9	$329.7	$404.4	$369.3
before adjustment for income or loss from
equity interests

Add fixed charges computed below	61.2	58.3	83.8	69.7	72.7

Net adjustments for capitalized interest	0.2	0.1	0.1	0.1	0.1

Consolidated Earnings Available for Fixed Charges	$(1,542.1)	$499.3	$413.6	$474.2	$442.1

Consolidated Fixed Charges:

Interest expense per financial statements (a)	$38.3	$35.9	$55.9	$46.9	$49.6

Interest expense - capitalized	0.7	0.3	0.6	0.2	0.2

Amortization of deferred financing	2.6	4.5	11.3	4.6	5.0

One-third of rental expense representing reasonable approximation of the interest factor	19.6	17.6	16.0	18.0	17.9

Consolidated Fixed Charges	$61.2	$58.3	$83.8	$69.7	$72.7

Consolidated Ratio of Earnings to Fixed Charges	(b)	8.56	4.94	6.80	6.08

(a) Does not include interest related to uncertain tax positions.
(b) (Loss) income was inadequate to cover fixed charges by $1,603.3 million for the year ended December 31, 2017.